1

Exhibit 99.1
MARKET RELEASE
Early settlement of the Marikana Bulk tailings treatment project’s metal purchase agreement
Johannesburg, 4 March 2020: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises that Western
Platinum Proprietary Limited (“WPL”), Eastern Platinum Limited (“EPL”) and Lonmin Limited (UK)
(“Lonmin”) (collectively the “Purchasers”), now subsidiaries of Sibanye-Stillwater and collectively known as the Marikana operations, have entered into a Release and Cancellation Agreement (“the
Release Agreement”) with RFW Lonmin Investments Limited (“the Seller”) regarding the early settlement, of a prior streaming agreement, on more favourable terms.
Salient Features:
·
Sibanye-Stillwater early settles, a long-term streaming facility at Marikana, with a current present value of US$81 million, for US$50 million in cash
·
The settlement will be funded through a new short-term platinum prepay facility, entered into with
Merrill Lynch International (“Merrill Lynch”)
·
The transaction will extinguish a high cost, secured, long-term financing instrument, and replace it with a significantly lower cost, unsecured, short-term facility, providing operational flexibility for the
Marikana operations and the ability to immediately market the now uncommitted Palladium and
Rhodium metals to realize optimal pricing opportunities
Transaction
In May 2016 Lonmin entered into a streaming transaction (“Metals Purchase Agreement”) with the
Sellers whereby the Sellers made an upfront payment of US$50 million to WPL to enable WPL to fully finance the Bulk Tailing Treatment (“BTT”) Project, which involves the re-mining of certain tailings dams owned by WPL and EPL. In return the Purchasers had to deliver to the Sellers a portion of the produced metal (Platinum, Palladium, Rhodium, Gold, Ruthenium and Iridium) from the BTT Project. The volume of metal delivered to the Sellers was calculated as a portion of the total metal produced from the BTT
Project with defined guaranteed minimum deliverable amounts on a monthly basis at an agreed price that varied between 16% and 20% of spot prices. Furthermore, the Sellers were granted certain security over the BTT Project assets until such time as a minimum amount of metal had been delivered.
The Release Agreement sets out the terms and conditions upon which the Purchasers have purchased the Seller’s entire interest in the Metals Purchase Agreement for an amount of US$50 million to be settled in cash. The Release Agreement is subject to certain conditions precedent, which conditions are anticipated to be fulfilled by 6 March 2020.
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Rationale
The Early Settlement allows Sibanye-Stillwater to acquire the Seller’s entire interest in the Metals
Purchase Agreement for a purchase price of US$50 million which when valued using spot PGM prices at 27 February 2020, would have an attributable value of approximately US$81 million.

The Early Settlement has been financed using a forward PGM sale agreement (“Prepay”) with Merrill
Lynch whereby WPL will receive a prepayment amount of US$50 million (approximately R 764 million) in exchange for delivering 72,886 ounces of Platinum over the period June 2020 to December 2020. The deliveries are subject to a floor price of US$700 per ounce and a cap price of US$1,050 per ounce. WPL will, on delivery, receive from Merrill Lynch the difference between spot prices and the floor price, subject to a maximum of the cap price. The funding is expected to be accounted for under IFRS as deferred revenue. The delivery obligation under the Prepay amounts to approximately 10% of WPL’s, and 3% of the Group’s planned 2020 4E production.

Utilising the Prepay financing for the Early Settlement of the Metals Purchase Agreement extinguishes
WPL’s commitment to deliver approximately 62,000 6E ounces over the next six years at an estimated price of approximately US$255 per ounce into the Metal Purchase Agreement, effectively allowing
Sibanye-Stillwater to replace the high cost long term Metals Purchase Agreement, inherited with the
Lonmin acquisition, with a significantly more favorably priced short term Prepay facility. The Pre-pay facility is linked to Platinum metal only, enhancing WPL’s flexibility to market and sell Palladium and
Rhodium metals, realising optimal pricing opportunities in the current market. Furthermore, the
Purchasers are released of all security obligations to the Seller, with no additional security obligations associated with the Prepay.

Prepay financing
The Prepay financing is senior unsecured, with a guarantor group guaranteeing the outstanding obligations. The guarantors are Sibanye Gold Limited, Stillwater Mining Company Limited, Sibanye
Rustenburg Platinum Mines Proprietary Limited and Kroondal Operations Proprietary Limited.

Notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act 71 of 2008
(the “Companies Act”), and pursuant to the special resolution passed at the general meeting of the
Company held on 28 May 2019 (the “General Meeting”), the board of directors of the Company (the
“Board”) has adopted a resolution to guarantee the indebtedness of other members of the Group under the Prepay, which guarantee constitutes the giving of direct and/or indirect financial assistance to related- and inter-related companies and corporations of the Company in terms of the provisions of Section 45(2) of the Companies Act.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45 as read with Section 4 of the Companies Act, the Board satisfied itself that:
•
immediately after providing the financial assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act;
•
all relevant conditions and restrictions relating to the granting of such financial assistance by the
Company contained in the Company's memorandum of incorporation are satisfied; and
•
the terms and conditions on which such financial assistance is to be given are fair and reasonable to the Company.

Small related party transaction
In terms of paragraph 10.7 of the JSE Listings Requirements ("Listings Requirements"), the Early Settlement
constitutes a small related party transaction as the Seller is an associate (as defined in paragraph 10.1(b)(vii)
of the Listings Requirements) of Sibanye-Stillwater’s largest shareholder Gold One South Africa SPV (RF)
Proprietary Limited (“Gold One”) which held 16.25% of Sibanye-Stillwater, on the date the Release
Agreement was entered into on 24 January 2020 [and holds at 2 March 2020 12.26% of Sibanye-Stillwater].

The board of directors of Sibanye-Stillwater ("the Board") is therefore required, pursuant to section 10.7 (b) of the Listings Requirements to provide the JSE with written confirmation, from an independent professional expert, that the terms of the Early Settlement are fair insofar as Sibanye-Stillwater shareholders are concerned.
In this regard, BDO Corporate Finance Proprietary Limited was duly appointed as the independent professional expert and has provided the Board with a fairness opinion regarding the Early Settlement
("Fairness Opinion") in which they have advised the Board that they believe that the terms thereof are fair to shareholders.
The Fairness Opinion will lie open for inspection at the registered office of Sibanye-Stillwater located at
Constantia Office Park, corner 14th Avenue & Hendrik Potgieter Road, Bridgeview House, Ground Floor
(Lakeview Avenue), Weltevreden Park, 1709, South Africa, for a period of 28 days from the date of this announcement.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual
Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-
Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785), and the Form F-
4 filed by Sibanye Stillwater Limited with the Securities and Exchange Commission on 4 October 2019 (SEC File
no. 333-234096) and any amendments thereto. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects;
financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project;

the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of
Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold,
PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies;
the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).